Exhibit 99.2

SUPPORT AGREEMENT

This Support Agreement (this “Agreement”) is made and entered into as of May 15, 2023, by and among Aristocrat Leisure Limited, an Australian public limited company (“Parent”), and each person listed on Schedule A hereto (each, a “Shareholder”).

WHEREAS, Parent, NeoGames S.A., a Luxembourg société anonyme (such entity, including after giving effect to its continuation as a Cayman Islands exempted company, the “Company”), and Anaxi Investments Limited, a Cayman Islands exempted company and a wholly owned subsidiary of Parent (“Merger Sub”), are, concurrently with the execution of this Agreement, entering into a Business Combination Agreement, dated as of the date hereof (as it may be amended from time to time, hereinafter referred to as the “Business Combination Agreement,” a copy of which has been provided to each Shareholder), pursuant to which, upon the terms and conditions set forth therein, the Company shall transfer its statutory seat registered office and seat of central administration  (siège de l'administration centrale) from the Grand Duchy of Luxembourg (“Luxembourg”) to the Cayman Islands in accordance with the Luxembourg Law of August 10, 1915, on commercial companies, as amended (the “Luxembourg Company Law”) and transfer by way of continuation as a Cayman Islands exempted company in accordance with the Companies Act (as Revised) of the Cayman Islands (the “Cayman Companies Act”), and simultaneously with the full corporate and legal continuation and registration in the Cayman Islands, de-register in Luxembourg (without the dissolution of the Company or the liquidation of its assets) (the “Continuation”) (Capitalized terms used, but not defined herein, shall have the meanings assigned to them in the Business Combination Agreement);

WHEREAS, as promptly as practicable following the Continuation, upon the terms and conditions set forth in the Business Combination Agreement and in accordance with the applicable provisions of the Cayman Companies Act, Merger Sub shall be merged with and into the Company (the “Merger”, and together with the Continuation and the other transactions contemplated by the Business Combination Agreement and by this Agreement, the “Transactions”), with the Company being the surviving company (as defined in the Cayman Companies Act) and becoming a wholly owned Subsidiary of Parent;

WHEREAS, each Shareholder is the record and/or beneficial owner of, as of the date of this Agreement, and will own after giving effect to the Continuation, the number of shares of the Company (the “Shares” and each a “Share”) set forth opposite such Shareholder’s name on Schedule A hereto (together with the Shares referenced in Section 1.1(b), such Shareholder’s “Subject Shares”) (it being understood that all references to Shares and Subject Shares shall encompass such shares of the Company both before and after the consummation of the Continuation); and

WHEREAS, as a condition to the willingness of Parent to enter into the Business Combination Agreement and as an inducement and in consideration therefor, each Shareholder is entering into this Agreement pursuant to which the Shareholders have agreed, among other things, to vote in favor of, and support (x) the approval and adoption of the Business Combination Agreement, the Memorandum and Articles of Association, the Statutory Plan of Merger (including the memorandum and articles of association enclosed therewith) and the Transactions, including the Continuation, the Re-Continuation (subject to the occurrence of a Closing Failure) and the Merger, (y) the approval of waiving any shareholder notice requirements under the Company’s Organizational Documents or any Law applicable to calling, holding and convening the Cayman Shareholder Meeting (or any adjournment, reconvening or postponement thereof) and (z) effective upon the Continuation, the change of the Company’s name to “Neo Group Ltd.” (clauses (x), (y) and (z), collectively, the “Shareholder Proposals”).

NOW, THEREFORE, in consideration of the foregoing, the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, intending to be legally bound, the parties hereto agree as follows:

ARTICLE I
VOTING; GRANT AND APPOINTMENT OF PROXY

Section 1.1          Voting.

(a)          From and after the date hereof until the earlier of (a) the consummation of the Transactions, (b) the termination of the Business Combination Agreement pursuant to and in compliance with the terms therein and (c) the entry without the prior written consent of such Shareholder into any amendment or modification of the Business Combination Agreement, or any written waiver of the Company’s rights under the Business Combination Agreement made in connection with a request from Parent, in each case, which results in a decrease in the Merger Consideration (such earlier date, the “Expiration Date”), each Shareholder irrevocably and unconditionally hereby agrees, subject to Section 1.5 of this Agreement, that at any meeting of the shareholders of the Company or any meeting of the shareholders of any continued or succeeding entity of the Company, however called, or in connection with any written consent of the shareholders of the Company or any continued or succeeding entity of the Company (including, for the avoidance of doubt, the Luxembourg Shareholder Meeting and the Cayman Shareholder Meeting and any adjournment, reconvening or postponement thereof), such Shareholder shall (i) appear at such meeting or otherwise cause all of its or his Subject Shares, which it or he owns, to be counted as present thereat for purposes of calculating a quorum and (ii) vote or cause to be voted (including by proxy or written consent, if applicable) all such Subject Shares (A) in favor of the approval and adoption of the Shareholder Proposals, (B) in favor of any proposal to adjourn, reconvene or postpone such meeting of the shareholders of the Company or the shareholders of any continued or succeeding entity of the Company to a later date if there are not sufficient votes to approve and adopt the Shareholder Proposals, (C) against any action or proposal adverse to the approval and adoption of the Shareholder Proposals or in favor of an Acquisition Proposal or Acquisition Transaction (other than a transaction with Parent), without regard to the terms of such Acquisition Proposal or Acquisition Transaction and (D) against any action, proposal, transaction or agreement that would reasonably be likely to (1) result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the Business Combination Agreement, or of a Shareholder contained in this Agreement or (2) otherwise prevent, materially impede or materially delay the Company’s or Parent’s ability to consummate the Transactions, including the Continuation, the Re-Continuation (subject to the occurrence of a Closing Failure) and the Merger (clauses (A) through (D), the “Required Votes”). Except as explicitly set forth in this Section 1.1, nothing in this Agreement shall limit the right of each Shareholder to vote (including by proxy or written consent, if applicable) in favor of, against or abstain with respect to any other matters presented to the Company’s shareholders.

(b)          In the event that any Shareholder acquires any shares of the Company or any continued or succeeding entity of the Company, including by means of equity split, dividend or distribution in kind, combination or reclassification, or through merger, consolidation, reorganization, recapitalization or business combination (including, for the avoidance of doubt, the Continuation, the Re-Continuation (subject to the occurrence of a Closing Failure) and the Merger), or by any other means, the term “Subject Shares” shall be deemed to refer to and include the such shares as well as all such dividends and distributions and any securities into which or for which any or all of the Subject Shares may be changed or exchanged or which are received in any such transaction, and all such Subject Shares shall be subject to the terms of this Agreement. Nothing in this Section 1.2(b) shall limit the obligations of any Shareholder under this Agreement.

Section 1.2          Grant of Irrevocable Proxy; Appointment of Proxy.

(a)          From and after the date hereof until the Expiration Date, subject to Section 1.5 of this Agreement and without limiting the other obligations of such Shareholder under this Agreement, each Shareholder hereby irrevocably and unconditionally grants to, and appoints, Parent and up to two of Parent’s designated representatives as such Shareholder’s proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of such Shareholder, to vote or cause to be voted (including by proxy or written consent, if applicable) the Subject Shares owned by such Shareholder as of the applicable record date in accordance with the Required Votes; provided that each Shareholder’s grant of the proxy contemplated by this Section 1.2 shall not be effective with respect to a shareholder meeting if, and only if, (i) such Shareholder has already delivered to the Company prior to such meeting at which any of the matters described in Section 1.1 are to be considered, a duly executed irrevocable proxy card directing that the Subject Shares of such Shareholder be voted in accordance with the Required Votes or (ii) in the case of an action by written consent in lieu of a meeting relating to any of the matters described in Section 1.1, such Shareholder has already delivered an irrevocable consent in accordance with the Required Votes; provided, further, that any grant of such proxy and attorney-in-fact shall entitle Parent or its designee to (x) appear at such meeting or otherwise cause all of its or his Subject Shares, which it or he owns, to be counted as present thereat for purposes of calculating a quorum and (y) vote or take action by written consent only on the matters specified by Section 1.1(a)(ii), and each Shareholder shall retain the authority to vote on all other matters.

(b)          Each Shareholder hereby represents that any proxies heretofore given in respect of the Subject Shares, if any, are revocable, and hereby revokes all such proxies.

(c)          Each Shareholder hereby affirms that the irrevocable proxy set forth in this Section 1.2, if it becomes effective, is given in connection with the execution of the Business Combination Agreement, and that such irrevocable proxy is given to secure the performance of the duties of such Shareholder under this Agreement. The parties hereby further affirm that the irrevocable proxy granted under this Agreement, if it becomes effective, is coupled with an interest and is intended to be irrevocable until the Expiration Date, at which time it will terminate automatically. If for any reason any proxy granted herein is not irrevocable after it becomes effective, then the Shareholder granting such proxy agrees, until the Expiration Date, to vote the Subject Shares in accordance with the Required Votes. The parties agree that the foregoing is a binding voting agreement.

                   Section 1.3          Restrictions on Transfers. Absent the prior written consent of Parent, each Shareholder hereby agrees that, notwithstanding anything to the contrary contained in that certain Share Purchase Agreement dated April 19, 2023, by and among Messrs. Pinhas Zahavi, Barak Matalon, Elyahu Azur and Aharon Aran (the “SPA”), from the date hereof until the the Expiration Date, it or he shall not, directly or indirectly, (a) sell, transfer, assign, tender in any tender or exchange offer, pledge, encumber, hypothecate or similarly dispose of (by merger, by testamentary disposition, by operation of law or otherwise) (a “Transfer”), either voluntarily or involuntarily, or enter into any contract, option or other arrangement or understanding providing for the Transfer of any Subject Shares (or any rights attached thereto), other than (i) (A) any Transfer made for estate planning purposes or to a charitable institution for philanthropic purposes or (B) any Transfer to an Affiliate of such Shareholder, but only if, in each case, prior to the effectiveness of such Transfer, the transferee agrees in writing to be bound by the applicable terms hereof (unless such transferee is a Shareholder) and, in each case of clause (A) and (B), notice of such Transfer is delivered to Parent pursuant to Section 5.4 of this Agreement, (ii) a Transfer pursuant to any trust or will of such Shareholder or by the Laws of intestate succession or (iii) a Transfer solely in connection with the payment of the exercise price and/or the satisfaction of any tax withholding obligations arising from the exercise of any rights, options, or warrants or the conversion of any convertible securities, (b) deposit any Subject Shares into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto that is inconsistent with this Agreement, or (c) agree (whether or not in writing) to take any of the actions prohibited by the foregoing clause (a) or (b). For the avoidance of doubt, from the date hereof until the Expiration Date, each of Pinhas Zahavi, on the one hand, and Barak Matalon, Elyahu Azur and Aharon Aran, on the other hand, undertakes to waive, release and not enforce, Transfer or take any other action under the terms of the SPA that would result in the Transfer of any Subject Shares, in each case, whether or not such action is permitted under the terms of the SPA.

                   Section 1.4          Inconsistent Agreements. Each Shareholder hereby covenants and agrees that, except for this Agreement, it or he (a) shall not enter into at any time while this Agreement remains in effect, any voting agreement or voting trust with respect to the Shares that is inconsistent with this Agreement and (b) shall not grant at any time while this Agreement remains in effect a proxy, consent or power of attorney with respect to the Subject Shares that is inconsistent with this Agreement.

                   Section 1.5          No Obligation to Exercise Rights or Options. Nothing contained in this Article I shall require any Shareholder (or shall entitle any proxy of such Shareholder) to (i) convert, exercise or exchange any rights, options, warrants or convertible securities in order to obtain any underlying shares of the Company or (ii) vote, or execute any consent with respect to, any shares of the Company underlying such rights, options, warrants or convertible securities that have not yet been issued as of the applicable record date for such vote or consent.

ARTICLE II
NO SOLICITATION

Section 2.1          No Solicitation. Prior to the Expiration Date, each Shareholder (in its or his capacity as a shareholder of the Company or any successor entity of the Company) shall not, shall cause each of its or his controlled Affiliates not to, and shall use reasonable best efforts to cause each person that controls such Shareholder (each, a “Representative”) not to, directly or indirectly, (i) solicit, initiate, propose or induce the making, submission or announcement of, or knowingly encourage, facilitate or assist, any offer inquiry, indication of interest or proposal that constitutes or would reasonably be expected to lead to, an Acquisition Proposal; (ii) furnish to any Person or Group (other than Parent or any of its representatives in their capacity as such) any non-public information relating to the Company or any of its Subsidiaries or to afford any Person or Group (other than Parent or any of its representatives in their capacity as such) access to the business, properties, assets, books, records or other non-public information relating to the Company or any of its Subsidiaries, or to any personnel, of the Company or any of its Subsidiaries, in any such case in connection with an Acquisition Proposal or with the intent to induce the making, submission or announcement of, or to knowingly encourage, facilitate or assist, an Acquisition Proposal or the making of any offer, inquiry, indication of interest or proposal that constitutes, or would reasonably be expected to, lead to an Acquisition Proposal; (iii) participate or engage in discussions or negotiations with any Person or Group with respect to an Acquisition Proposal or with respect to any inquiries from third Persons relating to the making of an Acquisition Proposal (other than informing such Persons of the provisions contained in this Section 2.1 or Section 5.02(a) of the Business Combination Agreement); (iv) approve, endorse or recommend any offer, inquiry, indication of interest or proposal that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal; (v) enter into any letter of intent, memorandum of understanding, merger agreement, acquisition agreement or other Contract (whether written or oral, binding or non-binding) relating to an Acquisition Transaction; or (iv) authorize or commit to do any of the foregoing.

Section 2.2          Capacity. Each Shareholder is signing this Agreement solely in its or his capacity as a shareholder of the Company and nothing contained herein shall in any way limit or affect any Shareholder (or any future director or officer of the Company who may be affiliated or associated with any Shareholder or any of its or his Affiliates) from exercising his fiduciary duties in his capacity as a director or officer of the Company or any of its successor entities or from otherwise taking any action or inaction in his capacity as a director and/or officer of the Company or any of its successor entities, and no such exercise of fiduciary duties or action or inaction taken in such capacity as a director and/or officer shall be deemed to constitute a breach of this Agreement. Nothing in this Section 2.2 is intended to limit the obligations and agreements of the Company under the Business Combination Agreement.

ARTICLE III
REPRESENTATIONS, WARRANTIES AND COVENANTS

                   Section 3.1          Representations and Warranties of each Shareholder. Each Shareholder represents and warrants to Parent as follows: (a) such Shareholder has full legal right and capacity to execute and deliver this Agreement, to perform such Shareholder’s obligations hereunder and to consummate the transactions contemplated hereby, (b) this Agreement has been duly executed and delivered by such Shareholder and the execution, delivery and performance of this Agreement by such Shareholder and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of such Shareholder and no other actions or proceedings on the part of such Shareholder are necessary to authorize this Agreement or to consummate the transactions contemplated hereby, (c) this Agreement constitutes a valid and binding agreement of such Shareholder, enforceable against such Shareholder in accordance with its terms, subject to the Enforceability Exceptions, (d) except in respect of the Transfer rights and obligations expressly contemplated under the terms of the SPA (but subject to the restrictions set forth in Section 1.3 hereof), the execution and delivery of this Agreement by such Shareholder does not, and the consummation of the transactions contemplated hereby and the compliance with the provisions hereof will not, conflict with or violate any applicable Law or agreement binding upon such Shareholder or such Shareholder’s Subject Shares, nor require any authorization, consent or approval of, or filing with, any Governmental Authority, except in each case for filings with the SEC by such Shareholder, or as would not impact such Shareholder’s ability to perform or comply with its or his obligations under this Agreement, (e) as of the date hereof, such Shareholder is the record and/or beneficial owner of such Shareholder’s Subject Shares, (f) as of the date hereof, other than for the voting obligations set forth in the Voting Agreement dated November 17, 2020 (as amended and restated on September 13, 2022) (the “Voting Agreement”), such Shareholder is the record and/or beneficial owner of such Shareholder’s Subject Shares free and clear of any proxy, voting restriction, adverse claim or other Lien (other than any restrictions created by this Agreement, under applicable federal or state securities laws or pursuant to any written policies of the Company with respect to the trading of securities in connection with insider trading restrictions, applicable securities laws and similar considerations) and has sole voting power with respect to such Shareholder’s Subject Shares and sole power of disposition with respect to all of such Shareholder’s Subject Shares, and no person other than such Shareholder has any right to direct or approve the voting or disposition of any of such Shareholder’s Subject Shares, (g)  nothing in the Voting Agreement will impede in any way the ability of such Shareholder to execute or deliver this Agreement or to perform any of its obligations under this Agreement and (h) as of the date hereof, there is no action, proceeding, litigation or investigation involving such Shareholder that relates to this Agreement or any of the Transactions.

                   Section 3.2          Representations and Warranties of Parent. Parent represents and warrants to each Shareholder as follows: (a) Parent has full legal right and capacity to execute and deliver this Agreement, to perform Parent’s obligations hereunder and to consummate the transactions contemplated hereby, (b) this Agreement has been duly executed and delivered by Parent and the execution, delivery and performance of this Agreement by Parent and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of Parent and no other company actions or proceedings on the part of Parent are necessary to authorize this Agreement or to consummate the transactions contemplated hereby, (c) this Agreement constitutes a valid and binding agreement of Parent, enforceable against Parent in accordance with its terms, subject to the Enforceability Exceptions, and (d) the execution and delivery of this Agreement by Parent does not, and the consummation of the transactions contemplated hereby and the compliance with the provisions hereof will not, conflict with or violate any Laws or agreement binding upon Parent, nor require any authorization, consent or approval of, or filing with, any Governmental Authority, except in each case for filings with the SEC or other applicable rules and regulations of any national securities exchange by Parent, or as would not impact such Parent’s ability to perform or comply with its obligations under this Agreement in any material respect.

                   Section 3.3          Covenants. Each Shareholder hereby:

(a)          irrevocably waives, and agrees not to exercise, any rights of appraisal or rights of dissent from the Continuation or the Merger that such Shareholder may have with respect to the Subject Shares (including, for the avoidance of doubt, any appraisal rights such Shareholder may have under the Cayman Companies Act during such time as such Shareholder’s Subject Shares constitute Continuation Shares under the Business Combination Agreement);

(b)          irrevocably agrees to promptly notify Parent of the number of any shares of the Company acquired by such Shareholder after the date hereof and prior to the Expiration Date. Any shares of the Company shall automatically be subject to the applicable terms of this Agreement as though owned by such Shareholder on the date hereof;

(c)          irrevocably agrees to permit each of Parent and the Company to publish and disclose, including in filings with the SEC (including a filing on Schedule 13D by Parent if Parent determines that such a filing is appropriate) and in the press release and investor materials announcing the Transactions (the “Announcement Release”), this Agreement and the Shareholders’ identity and ownership of the Subject Shares and the nature of the Shareholders’ commitments, arrangements and understandings under this Agreement (and agrees to promptly provide to Parent and the Company, after written request therefor, any information it may reasonably require for the preparation thereof);

(d)          shall, at the request of Parent or its counsel, notify the Company’s transfer agent that there is a stop transfer order with respect to all of the Subject Shares (and that this Agreement places limits on the voting and transfer of the Subject Shares); provided that if such notification is being provided, it may on the Expiration Date, further notify the Company’s transfer agent that the stop transfer order (and all other restrictions) have terminated as of such date;

(e)          acknowledges that it has had an opportunity to review with its or his own Tax advisors the Tax consequences of the Transactions and understands that it or he must rely solely on its advisors and not on any statements or representations made by Parent, the Company or any of their respective Representatives about such Tax consequences and that such Shareholder (and not Parent or the Company) shall be responsible for such Shareholder’s Tax liability that may arise as a result of the Transactions;

(f)          believes such Shareholder has received all the information it considers necessary or appropriate for deciding whether to execute this Agreement and to make the representations, warranties and agreements described, confirms that such Shareholder has had the opportunity to ask Representatives of the Company questions with regard to the Business Combination Agreement and the Transactions and that all such questions have been answered fully and to the satisfaction of such Shareholder, confirms that such Shareholder has had a reasonable time and opportunity to consult with such Shareholder’s financial, legal, tax and other advisors (as opposed to the advisors to the Company), if desired, before signing this Agreement;

(g)          solely in his capacity as a shareholder of the Company, irrevocably agrees (i) subject to the provisions of the Business Combination Agreement, including Section 5.05(f) and 5.05(g) of the Business Combination Agreement, mutatis mutandis, to take, and to use reasonable best efforts to cause to be taken by its Affiliates (including the Company to the extent such Shareholder may control the Company), all actions required to be taken by the Company, mutatis mutandis, pursuant to and in accordance with the terms and conditions of Section 5.05 (Efforts) of the Business Combination Agreement and otherwise to use reasonable best efforts to take promptly, in its capacity as a Shareholder, all actions, and to do promptly, all things, necessary, proper or advisable under applicable Laws to consummate and make effective the Transactions and (ii) not to take any action or fail to take any action that would impede or delay satisfaction of any condition in Article VI of the Business Combination Agreement;

(h)          subject to the Effective Time, and solely in his capacity as a shareholder of the Company, irrevocably waives any and all rights (whether known or unknown, past, present or future) such Shareholder may have against the Company whether in respect of its shareholding in the Company, the Subject Shares or otherwise and releases the Company from any and all obligation (whether known or unknown, past, present or future) the Company may have in respect of such Shareholder’s shareholding in the Company (except for the rights of such Shareholder arising under clauses (i) and (ii) of Section 8.06 of the Business Combination Agreement); provided that no waiver is granted hereunder of any rights the Shareholder has or may have in his capacity as employee, consultant, officer or director of the Company; and

(i)          subject to the terms of this Agreement, solely in his capacity as a shareholder of the Company, the Shareholder shall not be responsible for the actions of the Company or the Company Board (or any committee thereof), any Subsidiary of the Company, or any officers, directors (in their capacity as such), employees and professional advisors of any of the foregoing (the “Company Related Parties”). Notwithstanding anything in this Agreement to the contrary, (i) the Shareholder makes no representations or warranties with respect to the actions of any of the Company Related Parties, and (ii) any breach by the Company of its obligations under the Business Combination Agreement shall not be considered a breach by the Shareholder.

ARTICLE IV
TERMINATION

This Agreement shall terminate and be of no further force or effect on the Expiration Date, and neither Parent nor any of the Shareholders shall have any rights or obligations hereunder following such termination. Notwithstanding the preceding sentence, this Article IV and Article V shall survive any termination of this Agreement. Nothing in this Article IV shall relieve or otherwise limit any party of liability for breach of this Agreement prior to the Expiration Date.

ARTICLE V
MISCELLANEOUS

Section 5.1          Expenses. Each party shall bear their respective expenses, costs and fees (including attorneys’ fees, if any) in connection with the preparation, execution and delivery of this Agreement and compliance herewith, whether or not the Continuation or the Merger is effected.

              Section 5.2          Obligations of Shareholders. Notwithstanding anything to the contrary in this Agreement, the representations, warranties, covenants and agreements of each Shareholder are several and not joint and several, and in no event shall any Shareholder have any obligation or liability for any of the representations, warranties and covenants of any other Shareholder.

              Section 5.3          No Ownership Interest. Except as specifically provided herein, (a) all rights, ownership and economic benefits of and relating to a Shareholder’s Subject Shares shall remain vested in and belong to such Shareholder and (b) Parent shall have no authority to exercise any power or authority to direct or control the voting or disposition of any Subject Shares or direct such Shareholder in the performance of its or his duties or responsibilities as a Shareholder of the Company. Nothing in this Agreement shall be interpreted as creating or forming a “group” with any other person, including Parent, for purposes of Rule 13d-5(b)(1) of the Exchange Act or any other similar provision of applicable Law.

              Section 5.4          Notices. Notices, requests, instructions or other documents to be given under this Agreement shall be in writing and shall be deemed given, (a) when delivered, if delivered personally to the intended recipient, (b) when sent by email (with confirmation of transmission), on the date sent if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient and (c) one (1) Business Day later, if sent by overnight delivery via a national courier service (providing proof of delivery), and in each case, addressed to a party at the following address for such party:

If to Parent, to it at:

Aristocrat Technologies Australia Pty Ltd.
PO Box 361
North Ryde BC NSW 1670, Australia
Attention:     Jo Sarolis
Email:            jo.sarolis@aristocrat.com

with a copy, which does not constitute notice, to:

Freshfields Bruckhaus Deringer US LLP
601 Lexington Avenue
New York, NY 10022
Attention:     Ethan A. Klingsberg
                      Joseph Halloum
Email:           ethan.klingsberg@freshfields.com
                      joseph.halloum@freshfields.com
Facsimile:     +1 (212) 277-4033

If to a Shareholder, to the address listed below such Shareholder’s name on Schedule A hereto, with a copy, which does not constitute a notice to:

Herzog Fox & Neeman
Herzog Tower
6 Yitzhak Sade Street
Tel-Aviv, Israel 6777506
Attention:          Gil White
                           Ron Ben-Menachem
Email:                whiteg@herzoglaw.co.il
                           ronben@herzoglaw.co.il
Facsimile:          +972.3.692.6464

or, in the case of either party, to such other persons or addresses as may be designated in writing by such party to receive such notice as provided above.

              Section 5.5          Amendments; Waivers. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed (i) in the case of an amendment, by Parent and each Shareholder, and (ii) in the case of a waiver, by the party (or parties) against whom the waiver is to be effective. No failure or delay by any party hereto in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

              Section 5.6          Assignment. Except as contemplated by Section 1.3 of this Agreement, no party to this Agreement may assign any of its rights or obligations under this Agreement, including by sale of stock, operation of law in connection with a merger or sale of substantially all the assets, without the prior written consent of the other party hereto.

              Section 5.7          No Partnership, Agency, or Joint Venture. This Agreement is intended to create, and creates, a contractual relationship and is not intended to create, and does not create, any agency, partnership, joint venture or any like relationship between the parties hereto.

              Section 5.8          Entire Agreement. This Agreement (including Schedule A hereto) and, to the extent referenced herein, the Business Combination Agreement, constitute the entire agreement, and supersede all other prior and contemporaneous agreements, understandings, undertakings, arrangements, representations and warranties, both written and oral, among the parties with respect to the subject matter hereof.

              Section 5.9          No Third-Party Beneficiaries. This Agreement is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

              Section 5.10          Jurisdiction; Governing Law.

(a)          This Agreement and any dispute, controversy or claim arising out of, in relation to or in connection with this Agreement, shall be governed by and construed in accordance with the law of the State of New York, without regard to any conflicts of law rules that would require the application of any other law.

(b)          All disputes arising out of or in connection with this Agreement (or the existence, breach, termination or validity thereof) shall be finally settled under the Rules of Arbitration of the International Chamber of Commerce (the “ICC Rules”). The arbitral tribunal shall be comprised of three members appointed in accordance with the ICC Rules. The place (legal seat) of the arbitration shall be New York, New York, United States. The language of the arbitration shall be English. Except as may be required either by law (including securities laws, where applicable) or to enforce any award rendered by the arbitral tribunal, neither a party nor any member of the tribunal may disclose the existence, content or results of any arbitration hereunder without the prior written consent of both parties. Judgment on any award rendered by the arbitral tribunal may be entered in any court having jurisdiction thereof. Notwithstanding the foregoing, the parties to the arbitration, for purposes of applying for a temporary restraining order, preliminary injunction, specific performance or other interim or conservatory relief, as necessary in connection with this Agreement and the Transactions, without breach of this arbitration provision and without abridgement of the powers of the arbitrators, hereby irrevocably (i) submit to the exclusive jurisdiction and venue of the United States federal court located in the Borough of Manhattan (or if jurisdiction in such United States federal court is not available, in a New York State court located in the Borough of Manhattan), (ii) waive the defense of an inconvenient forum or lack of jurisdiction to the maintenance of any such action brought in such court, and (iii) agree to not contest the jurisdiction of such court in any such action, by motion or otherwise and (iv) agree to not bring any action arising out of or relating to this Agreement or the Transactions in any court other than such court for such purpose, except for actions brought to enforce the judgment of any such court or the arbitration panel.

              Section 5.11          Agent for Service of Process.  Parent and each Shareholder each appoint the following persons as their respective agent to accept service of process in the United States in any legal action or proceeding arising out of this Agreement, service upon which shall be deemed completed whether or not forwarded to or received by the parties.

(a)          For the Shareholders:

Puglisi & Associates
850 Library Avenue, Suite 204
Newark, DE 19711

(b)          For Parent and Merger Sub:

Aristocrat Technologies, Inc.
10220 Aristocrat Way
Las Vegas, NY 89135
Attention:          Chris Hill

(c)          Each party agrees to inform the respective other party of any change of address of such process agent within five (5) Business Days of such change.

(d)          If any Person appointed as agent for service of process ceases to act as such the relevant party shall immediately appoint another Person to accept service of process on its behalf in the United States and notify the other party of such appointment. If it fails to do so within ten (10) Business Days the other party shall be entitled by notice to the respective other party to appoint a replacement agent for service of process.

              Section 5.12          Specific Enforcement. The parties hereto agree that irreparable damage for which monetary relief, even if available, would not be an adequate remedy, would occur in the event that any provision of this Agreement is not performed in accordance with its specific terms or is otherwise breached, including if the parties hereto fail to take any action required of them hereunder to consummate this Agreement. The parties acknowledge and agree that (a) the parties shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement and (b) the right of specific enforcement is an integral part of the Transactions and without that right, the parties hereto would not have entered into this Agreement. The parties hereto agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy or that the parties otherwise have an adequate remedy at law.

              Section 5.13          Headings. Headings of the Articles and Sections of this Agreement are for convenience of the parties only and shall be given no substantive or interpretive effect whatsoever.

             Section 5.14          Interpretation. When a reference is made in this Agreement to an Article, Section or Schedule, such reference shall be to an Article, Section or Schedule of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, unless the context otherwise requires. The word “extent” and the phrase “to the extent” when used in this Agreement shall mean the degree to which a subject or other thing extends, and such word or phrase shall not mean simply “if”. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. References in this Agreement to specific laws or to specific provisions of laws shall include all rules and regulations promulgated thereunder, and any statute defined or referred to herein or in any agreement or instrument referred to herein shall mean such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement. Notwithstanding anything to the contrary in this Agreement, the Memorandum and Articles of Association or other Transaction Documents, in the event of a conflict between the terms of this Agreement and the terms of the Memorandum and Articles of Association, the terms of this Agreement shall prevail over and supersede the conflicting terms in the Memorandum and Articles of Association.

              Section 5.15          Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart (including any facsimile or electronic document transmission of such counterpart) being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

              Section 5.16          Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability or the other provisions hereof. If any provision of this Agreement, or the application thereof to any person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision; and (b) the remainder of this Agreement and the application of such provision to other persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

              Section 5.17          No Presumption. This Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party hereto by virtue of the authorship of any provisions of this Agreement.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement as of the date and year first written above.

ARISTOCRAT LEISURE LIMITED

By:	/s/ Trevor Croker
	Name:	Trevor Croker
	Title:	Director

By:	/s/ Kristy Jo
	Name:	Kristy Jo
	Title:	Secretary

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement as of the date and year first written above.

BARAK MATALON
By:	/s/ BARAK MATALON

PINHAS ZAHAVI
By:	/s/ PINHAS ZAHAVI

ELYAHU AZUR
By:	/s/ ELYAHU AZUR

AHARON ARAN
By:	/s/ AHARON ARAN

ODED GOTTFRIED
By:	/s/ ODED GOTTFRIED